September 5, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Rule 17g-1 Fidelity Bond Filing

    Information with Respect to Period Covering July 1, 2018 through July 1, 2019 for the following Investment Companies (each a “Fund”):

Nuveen Senior Income Fund (811-09571)

Nuveen Real Estate Income Fund (811-10491)

Nuveen Preferred & Income Securities Fund (811-21137)

Nuveen Preferred & Income Opportunities Fund (811-21293)

Nuveen Credit Strategies Income Fund (811-21333)

Nuveen Diversified Dividend and Income Fund (811-21407)

Nuveen Tax-Advantaged Total Return Strategy Fund (811-21471)

Nuveen Floating Rate Income Fund (811-21494)

Nuveen Floating Rate Income Opportunity Fund (811-21579)

Nuveen S&P 500 Buy-Write Income Fund (811-21619)

Nuveen S&P 500 Dynamic Overwrite Fund (811-21809)

Nuveen Core Equity Alpha Fund (811-22003)

Nuveen Tax-Advantaged Dividend Growth Fund (811-22058)

Nuveen Mortgage Opportunity Term Fund (811-22329)

Nuveen Mortgage Opportunity Term Fund 2 (811-22374)

Nuveen Build America Bond Fund (811-22391)

Nuveen Build America Bond Opportunity Fund (811-22425)

Nuveen Energy MLP Total Return Fund (811-22482)

Nuveen Short Duration Credit Opportunities Fund (811-22518)

Nuveen Real Asset Income and Growth Fund (811-22658)

Nuveen Select Tax-Free Income Portfolio (811-06548)

Nuveen Select Tax-Free Income Portfolio 2 (811-06622)

Nuveen Select Tax-Free Income Portfolio 3 (811-06693)

Nuveen Preferred and Income Term Fund (811-22699)

Nuveen California Select Tax-Free Income Portfolio (811-06623)

Nuveen New York Select Tax-Free Income Portfolio (811-06624)

Nuveen Municipal Value Fund, Inc. (811-05120)

Nuveen California Municipal Value Fund, Inc. (811-05235)

Nuveen New York Municipal Value Fund, Inc. (811-05238)

Nuveen Municipal Income Fund, Inc. (811-05488)

Nuveen Select Maturities Municipal Fund (811-07056)

Nuveen Pennsylvania Quality Municipal Income Fund (811-06265)

Nuveen Michigan Quality Municipal Income Fund (811-06383)

Nuveen Ohio Quality Municipal Income Fund (811-06385)

Nuveen Texas Quality Municipal Income Fund (811-06384)

Nuveen Arizona Quality Municipal Income Fund (811-07278)

Nuveen Maryland Quality Municipal Income Fund (811-07486)

Nuveen Massachusetts Quality Municipal Income Fund (811-07484)

Nuveen Virginia Quality Municipal Income Fund (811-07490)

Nuveen Connecticut Quality Municipal Income Fund (811-07606)

Nuveen Missouri Quality Municipal Income Fund (811-07616)

Nuveen North Carolina Quality Municipal Income Fund (811-07608)

Nuveen Quality Municipal Income Fund (811-09297)

Nuveen California Quality Municipal Income Fund (811-09161)

Nuveen New York Quality Municipal Income Fund (811-09135)

Nuveen New Jersey Quality Municipal Income Fund (811-09455)

Nuveen Municipal Credit Income Fund (811-10345)

Nuveen AMT-Free Municipal Credit Income Fund (811-09475)

Nuveen Georgia Quality Municipal Income Fund (811-21152)

Nuveen AMT-Free Quality Municipal Income Fund (811-21213)

Nuveen California AMT-Free Quality Municipal Income Fund (811-21212)

Nuveen New York AMT-Free Quality Municipal Income Fund (811-21211)

Nuveen Municipal High Income Opportunity Fund (811-21449)

Nuveen AMT-Free Municipal Value Fund (811-22253)

Nuveen Pennsylvania Municipal Value Fund (811-22273)

Nuveen California Municipal Value Fund 2 (811-22272)

Nuveen New York Municipal Value Fund 2 (811-22271)

Nuveen New Jersey Municipal Value Fund (811-22274)

Nuveen Enhanced Municipal Value Fund (811-22323)

Nuveen Intermediate Duration Municipal Term Fund (811-22752)

Nuveen Intermediate Duration Quality Municipal Term Fund (811-22779)

Nuveen All Cap Energy MLP Opportunities Fund (811-22877)

Nuveen Multi-Market Income Fund (811-05642)

Nuveen Global High Income Fund (811-22988)

Nuveen Dow 30 Dynamic Overwrite Fund (811-22970)

Nuveen NASDAQ 100 Dynamic Overwrite Fund (811-22971)

Nuveen Minnesota Quality Municipal Income Fund (811-22967)

Nuveen High Income 2020 Target Term Fund (811-23051)

Nuveen High Income December 2018 Target Term Fund (811-23074)

Nuveen High Income December 2019 Target Term Fund (811-23141)

Nuveen Municipal 2021 Target Term Fund (811-23102)

Nuveen High Income November 2021 Target Term Fund (811-23075)

Nuveen Preferred and Income 2022 Term Fund (811-23198)

Nuveen Credit Opportunities 2022 Target Term Fund (811-23195)

Nuveen Emerging Markets Debt 2022 Target Term Fund (811-23262)

Nuveen Municipal Trust (811-07873)

Nuveen Multistate Trust I (811-07747)

Nuveen Multistate Trust II (811-07755)

Nuveen Multistate Trust III (811-07943)

Nuveen Multistate Trust IV (811-07751)

Nuveen Investment Trust (811-07619)

Nuveen Investment Trust II (811-08333)

Nuveen Investment Trust III (811-09037)

Nuveen Investment Trust V (811-21979)

Nuveen Managed Accounts Portfolios Trust (811-22023)

Nuveen Investment Funds, Inc. (811-05309)

Nuveen Strategy Funds, Inc. (811-07687)

NuShares ETF Trust (811-23161)

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to the Nuveen Funds complex of mutual funds referenced above. Please note for the Commission’s records, the following:

a.	A copy of the executed Joint Insured Fidelity Bond with a schedule of individual named insureds, for the period from July 1, 2018 through July 1, 2019 is enclosed under Exhibit 1;
b.

A copy of the resolutions from the July 11, 2018 meeting of the Board of Directors of the Nuveen Funds at which a majority of directors not considered “interested persons” approved the amount, type, form and coverage of the Fidelity Bond, and the portion of the premium to be paid by each Fund for the period from July 1, 2018 through July 1, 2019 is enclosed under Exhibit 2;

c.

A document showing the amount of the single insured bond which each Fund would have provided and maintained had it not been named as an insured under the Joint Insured Fidelity Bond for the period from July 1, 2018 through July 1, 2019 is enclosed under Exhibit 3;

d.	Premiums have been appropriately paid for the period from July 1, 2018 through July 1, 2019; and
e.	A copy of the agreement between each Fund and all of the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under Exhibit 4.

Please contact me if you have questions or require additional information.

Very truly yours,

/s/ Mark J. Czarniecki

Mark J. Czarniecki

Vice President and Assistant Secretary

Enclosures